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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
[redacted] FORM X-17 A-5
PART III

02019900

SEC FILE NUMBER
8 - 44792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Highbridge Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Anchorage Center, 2nd Floor Harbor Drive
(No. and Street)

Grand Cayman	**Cayman Islands**	
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Feitelberg **(345) 945-1400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

P.O. Box 1929	**Grand Cayman**	**Cayman Islands**	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Consolidated Statements of Financial Condition
- ■ (c) Consolidated Statements of Income and Expenses
- ■ (d) Consolidated Statements of Cash Flows
- ■ (e) Consolidated Statements of Changes in Shareholders' Equity
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ■ (g) Computation of Net Capital
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ■ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation
- ■ (l) An Oath or Affirmation
- □ (m) A copy of the SIPC Supplemental Report
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- □ (o) Exemptive Provision under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 24017a-5(e)(3)*

HIGHBRIDGE CAPITAL CORPORATION

P.O. Box 30554 SMB
GRAND CAYMAN
CAYMAN ISLANDS
BRITISH WEST INDIES
TEL: (345) 945-1400
FAX: (345) 945-1488

February 22, 2002

I, Howard Feitelberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Highbridge Capital Corporation and subsidiaries, as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Howard Feitelberg
Controller

Subscribed and sworn to before me
this 22nd day of February, 2002.

Notary Public

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Highbridge Capital Corporation:

We have audited the accompanying consolidated statements of financial condition of Highbridge Capital Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income and expenses, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Highbridge Capital Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Grand Cayman, Cayman Islands
February 22, 2002

Highbridge Capital Corporation
Consolidated Statements of Financial Condition
December 31, 2001 and 2000
(expressed in United States dollars)

	2001	2000
Assets:		
Cash	$ 8,766,383	$ 14,439,319
Interest and dividends receivable	32,197,063	32,783,731
Due from clearing brokers	2,230,543,745	1,229,536,990
Securities inventory, at market value:		
Equities, principally preferred stocks	1,878,886,185	1,650,684,840
Debt securities	6,162,084,461	5,563,809,361
Options	521,309,641	457,377,394
Other	2,845,955	6,801,051
Other assets	4,847,918	486,045
Total Assets	$ 10,841,481,351	$ 8,955,918,731
Liabilities and Shareholders' Equity:		
Interest, dividends and fees payable	$ 3,997,917	$ 2,505,442
Due to clearing brokers	764,771,663	433,148,797
Securities sold but not yet purchased, at market value:		
Equities, principally common stocks	5,723,106,857	5,449,157,651
Debt securities	128,783,395	55,698,223
Options	355,859,206	133,712,276
Incentive and management fees payable	29,854,568	40,540,784
Shareholders' redemptions payable	22,491,193	17,430,546
Other liabilities	6,358,749	3,610,050
Total Liabilities	7,035,223,548	6,135,803,769
Shareholders' equity	3,858,488,244	2,907,486,248
Less: Subscriptions receivable	(52,230,441)	(87,371,286)
Total Shareholders' Equity	3,806,257,803	2,820,114,962
Total Liabilities and Shareholders' Equity	$ 10,841,481,351	$ 8,955,918,731

The accompanying notes to consolidated financial statements are an integral part of these statements.

Highbridge Capital Corporation
Consolidated Statements of Income and Expenses
For the years ended December 31, 2001 and 2000
(expressed in United States dollars)

	2001	2000
Revenues:		
Principal transactions, net	$ 501,639,864	$ 644,301,330
Interest income	128,130,926	147,562,211
Dividend income	60,031,356	51,379,270
Total Revenues	689,802,146	843,242,811
Expenses:		
Interest and stock borrow fees	38,336,351	49,748,232
Dividend expense	37,895,207	30,576,918
Incentive fees	149,768,491	167,479,852
Management fees	69,125,078	46,995,392
Depreciation and amortization	1,216,280	1,218,073
Other	11,466,016	8,058,506
Total Expenses	307,807,423	304,076,973
Net Income	$ 381,994,723	$ 539,165,838

The accompanying notes to consolidated financial statements are an integral part of these statements.

Highbridge Capital Corporation
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2001 and 2000
(expressed in United States dollars)

	Shares	Amount
Shareholders' equity, December 31, 1999	55,940.81	$ 1,701,162,889
Issuance of shares	21,825.19	757,645,195
Redemption of shares	(4,919.60)	(177,858,960)
Net income	-	539,165,838
Shareholders' equity, December 31, 2000	72,846.40	2,820,114,962
Issuance of shares	20,935.20	857,322,676
Redemption of shares	(6,005.97)	(253,174,558)
Net income	-	381,994,723
Shareholders' equity, December 31, 2001	87,775.63	$ 3,806,257,803

Net Asset Value per Participating Share:
December 31, 1999 $30,410
December 31, 2000 $38,713
December 31, 2001 $43,363

The accompanying notes to consolidated financial statements are an integral part of these statements.

Highbridge Capital Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2001 and 2000
(expressed in United States dollars)

	2001	2000
Cash flows from operating activities:		
Net income	$ 381,994,723	$ 539,165,838
Adjustments to reconcile net income to cash used in operating activities:		
Depreciation and amortization	1,216,280	1,218,073
(Increase)/decrease in operating assets:		
Interest and dividends receivable	586,668	(8,375,131)
Due from clearing brokers	(1,001,006,755)	(379,539,265)
Securities inventory, net	(317,272,288)	(936,140,641)
Other assets	(5,578,153)	(447,744)
Increase/(decrease) in operating liabilities:		
Interest, dividends and fees payable	1,492,475	(3,352,598)
Due to clearing brokers	331,622,866	202,972,434
Incentive and management fees payable	(10,686,216)	8,182,385
Shareholders' redemptions payable	5,060,647	(17,764,599)
Other liabilities	2,748,699	310,050
Net cash used in operating activities	(609,821,054)	(593,771,198)
Cash flows from financing activities:		
Participating shares issued	857,322,676	757,645,195
Participating shares redeemed	(253,174,558)	(177,858,960)
Net cash provided by financing activities	604,148,118	579,786,235
Decrease in cash	(5,672,936)	(13,984,963)
Cash at beginning of year	14,439,319	28,424,282
Cash at end of year	$ 8,766,383	$ 14,439,319
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 6,250,844	$ 6,019,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

(expressed in United States dollars)

1. Organization

Highbridge Capital Corporation ("HCC") was incorporated as an exempted company in April 1992 under the laws of the Cayman Islands. HCC is a registered broker-dealer under the United States ("U.S.") Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. HCC's activities include trading U.S. and other foreign securities and commodities including equities, futures, options, warrants, convertible and corporate bonds for its own account.

HCC owns all of the outstanding shares of Highbridge International LLC ("HILLC") and Cobra LLC ("Cobra"). HILLC was incorporated as an exempted limited duration company in June 1993 and re-registered as an exempted limited liability company in December 1997 under the laws of the Cayman Islands. HILLC trades non-U.S. and U.S. securities and enters into certain derivative transactions for its own account. HILLC owns all of the outstanding shares of Seaview Investments LLC ("Seaview") which was incorporated as an exempted company in September 1997 and was re-registered as an exempted limited liability company in January 1999 under the laws of the Cayman Islands. Cobra was incorporated as an exempted limited duration company in August 1996 and re-registered as an exempted limited liability company in December 1997 under the laws of the Cayman Islands. Cobra and Seaview were established to purchase and sell less liquid assets, such as direct investments, for their own accounts. Lighthouse LLC ("Lighthouse") and HZ Special Opportunities LLC ("HZSO") were incorporated as exempted limited liability companies in March 2001 and December 2001, respectively. HILLC owns all of the outstanding shares of Lighthouse and HZSO. Lighthouse and HZSO were established to invest in distresed assets and bank debt. Smithfield Fiducuary LLC ("Smithfield") and Marblegate Investments LLC ("Marblegate") were incorporated as exempted limited liability companies in November 1999 and May 2001, respectively. HILLC owns all of the outstanding shares of Smithfield and Marblegate. Smithfield and Marblegate were established to purchase and sell private investments in public companies. Dawn LLC ("Dawn") and Deercrest LLC ("Deercrest") were incorporated as exempted limited liability companies in March 2001. HILLC owns all of the outstanding shares of Dawn and Deercrest. Dawn and Deercrest were organized to purchase and sell private investments in public Japanese companies.

2. Significant Accounting Policies

The consolidated financial statements include the accounts of HCC and its subsidiaries (collectively, the "Company" or the "Fund"). Intercompany accounts have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(expressed in United States dollars)

2. Significant Accounting Policies (continued)

Securities inventory and securities sold but not yet purchased are recorded at listed market prices or estimated fair value, as appropriate, and realized and unrealized gains and losses are reflected in principal transactions in the accompanying consolidated statements of income and expenses. Estimated fair value is generally based on broker or dealer quotations. Securities transactions are accounted for on a trade date basis.

The Company, in the normal course of business, enters into futures, forwards, options, swaps, and interest rate contracts which are recorded at listed market prices or estimated fair value, as appropriate, and realized and unrealized gains and losses are reflected in principal transactions in the accompanying consolidated statements of income and expenses. All positions are accounted for on a trade date basis.

Dividend income on securities inventory and dividend expense on securities sold but not yet purchased are recorded on the ex-dividend date. Interest income and expense are recorded on the accrual basis.

Securities inventory and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Included in other assets in the accompanying consolidated statements of financial condition are fixed assets, primarily consisting of computer equipment and related software, which are depreciated over three years using the straight-line method.

In September of 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125" ("SFAS 140"). SFAS 140 amends the recognition and reclassification of collateral and disclosures related to securitization transactions and collateral. These changes are effective for fiscal years ending after December 15, 2000. SFAS 140 also amends the accounting for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The impact of these changes did not have a material effect on the Company's consolidated financial statements.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers against various margin obligations of the Company, or deposited with such clearing brokers for safekeeping purposes.

(expressed in United States dollars)

2. Significant Accounting Policies (continued)

The Company enters into derivative transactions with counterparties which are subject to bi-lateral collateral agreements ("Collateral Agreements"). The Company monitors the fair value of its derivative transactions on a daily basis, with additional collateral obtained or refunded as necessary. The Company records cash collateral posted as due from clearing brokers. As of December 31, 2001 and December 31, 2000, the Company has pledged $158.7 million and $81.4 million of cash collateral, respectively, under the Collateral Agreements.

3. Due to/from Clearing Brokers

The Company finances a portion of its securities inventory through its clearing brokers which provide funds to purchase securities. These amounts (included in due to/from clearing brokers in the accompanying consolidated statements of financial condition) are collateralized with the securities purchased and the Company is charged interest each day at rates that are indexed to overnight Federal Funds or LIBOR. The Company must maintain margin balances as required by the clearing brokers. The Company's margin requirements of approximatley $1.7 billion and $1.5 billion at December 31, 2001 and 2000, respectively, were satisfied by equity maintained in the accounts with clearing brokers.

As of December 31, 2001, approximately $1.1 billion, $385 million, $148 million and $108 million were due from four clearing brokers and one clearing broker held approximately $306 million of the due to clearing brokers balance. As of December 31, 2000, approximately $573 million, $322 million and $104 million were due from three clearing brokers and one clearing broker held an aggregate of approximately $334 million of the due to clearing brokers balance.

4. Contracts and Agreements

The Company entered into securities clearance arrangements with brokers which clear all principal transactions and provide certain other services in their capacity as the Company's clearing brokers. In consideration for clearance services provided, the Company pays fees on a trade by trade basis which vary based upon the country of clearance. These fees are included in principal transactions in the accompanying consolidated statements of income and expenses. The Company clears its transactions through primarily seven major financial institutions.

The Company maintains a trading manager agreement with Highbridge Capital Management, LLC ("HCM"). Under the terms of the agreement, HCM acts as trading manager to the Company and has authority to trade securities, futures and other interests on behalf of the Company. The Company pays HCM a monthly management fee equal to 1/6 of 1% (2% annually) of the Company's net assets as of the beginning of each month. In addition, the Company pays HCM an incentive fee equal to 25% annually of net trading profits. The incentive fee is based on the results of the immediately preceding one year period, takes into account the timing of redemptions, and is calculated and paid quarterly.

(expressed in United States dollars)

4. Contracts and Agreements (continued)

In the normal course of business, the Company, under the advisement of HCM, may enter into Advisory Agreements with other trading advisors. Such other advisors receive a management fee or an incentive fee or both. Other advisors earned management fees totaling $531,000 and $693,000 in 2001 and 2000, respectively, and earned incentive fees totaling $1.1 and $3.3 million in 2001 and 2000, respectively. Such fees are included in management fees and incentive fees in the accompanying consolidated statements of income and expenses.

5. Capital Structure

HCC has authorized 1,000 Founders Shares at $1 par value and 89,900,000 Participating Shares at $0.01 par value. There were no Founders Shares issued or outstanding at December 31, 2001 and 2000.

HCC offers shares on a monthly basis at their net asset value as of the last business day of each month. The minimum initial subscription is $1,000,000 and additional shares may be purchased in multiples of $100,000.

Participating shareholders may redeem all or some of their shares at the net asset value per share as of the last day of February, May, August or November and on 45 days prior written notice to the Company.

HCC commenced issuing Class B Participating Shares on November 30, 2000. Class B Participating Shares may be redeemed as of the second anniversary of the purchase date and every two years thereafter and on 45 days prior written notice to the Company. Class B Shareholders may redeem an amount equal to the cumulative appreciation on their Class B Participating Shares as of every anniversary of the purchase date and on 45 days prior written notice to the Company. Class B Participating Shares are identical in all other respects to the original Participating Shares.

A shareholder redeeming less than all of his shares must retain after the redemption at least the $1,000,000 minimum subscription for shares.

6. Income Taxes

The Company's current operations are not subject to income taxation in the Cayman Islands.

7. Net Capital Requirements

HCC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital for registered broker-dealers. HCC has elected to compute its net capital under the alternative

7. Net Capital Requirements (continued)

method permitted by the Rule which requires HCC to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. On December 31, 2001 and 2000 the Company had net capital of approximately $531.4 and $395.3 million, respectively, which exceeded its requirement by approximately $531.1 and $395.1 million, respectively.

HCC's cash balances, included in due to/from broker, and security accounts held at the clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Distributions of equity are subject to certain notification and other provisions of the Rule.

8. Derivative Instruments, Instruments With Off-Balance Sheet Risk and Hedging Activities

The Company enters into certain derivative transactions to meet the requirements of its trading and hedging activities. These derivative transactions include futures, forwards, options and equity and other swaps.

The Company buys and sells securities, issued throughout the world, for its own account, primarily consisting of convertible bonds and preferred stocks, listed equity shares, equity warrants and other debt instruments whose principal payments may be indexed to the price of specific equity shares. The Company's risk management policies include the use of derivative instruments and other techniques to hedge exposure to currency fluctuations, interest rates associated with fixed rate convertible bonds and preferred stocks, credit risk and certain embedded derivatives such as the conversion feature of a convertible bond or preferred stock.

In connection with management's hedging activities referred to above, the Company, among other things, may sell interest rate futures contracts or enter into interest rate swap contracts in order to hedge exposure to long interest rates associated with owning fixed rate convertible bonds and preferred stocks, may enter into currency forward contracts to hedge exposure to foreign currencies associated with owning or borrowing and selling short securities denominated in such foreign currencies, may buy or sell options in order to hedge or gain exposure to the instruments underlying the options or may enter into other swap contracts associated with hedging credit exposure and exposures to volatility embedded in the conversion feature of a convertible bond or preferred stock.

Certain other uses of derivative instruments by the Company include equity swap contracts which provide the Company with long or short exposure to securities underlying the swap contracts in a manner equivalent to owning or borrowing and selling short the securities

8. Derivative Instruments, Instruments With Off-Balance Sheet Risk and Hedging Activities (continued)

Year-end market or fair values of derivative instruments were as follows (in thousands):

	2001	2000
Futures and forward contracts:		
Assets	$ 6,456	$ 310
Liabilities	$ 9,451	$ 15,745
Bond and equity options:		
Options held	$ 521,310	$ 457,377
Options written	$ 355,859	$ 133,712
Swaps:		
Assets	$ 115,254	$ 56,317
Liabilities	$ 42,447	$ 4,539

All derivative instruments are valued at market or fair value and realized and unrealized gains and losses are reflected in principal transactions, net in the accompanying consolidated statements of income and expenses. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform. For exchange traded contracts, the exchange acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties of specific positions.

The Company is party to financial instruments with off-balance sheet risk in the normal course of business. Securities sold but not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded.

The use of derivative instruments requires the support of risk management techniques both to monitor and control the potential for loss and to optimize exposure to selected risks in a manner that reflects the Company's knowledge and capabilities within individual products and markets. The Company's risk management practices include performing market and liquidity stress testing on a regular basis. Additionally, the Company has procedures for independent valuation of positions and mark to market methodologies.

The Company has certain concentrations of trading positions, principally in the U.S. and, to a lesser extent, Europe and the Pacific Rim.

9. Share Listing

The Company was admitted to the Official List of The Irish Stock Exchange on August 25, 1994. Shares of the Company are not traded on The Irish Stock Exchange.

10. Subsequent Event

During January 2002, the Company received $52.2 million in cash for Participating Shares issued and subscribed for as of December 31, 2001.

SUPPLEMENTAL INFORMATION

Highbridge Capital Corporation
Computation of Net Capital
As of December 31, 2001
(expressed in United States dollars)

Schedule I

Total shareholders' equity		$ 3,806,257,803
Total capital and allowable subordinated loans		3,806,257,803
Deductions and/or charges:		
Non-allowable assets:		
Investment in non-guaranteed subsidiaries	$ (2,642,836,056)	
Other assets	(13,614,301)	
Capital charges for spot and commodity futures	(44,413,200)	
Other deductions and/or charges	(10,000)	(2,700,873,557)
Net capital before haircuts		1,105,384,246
Haircuts on securities:		
Trading and investment securities:		
Other securities	(574,029,994)	
Undue concentration	-	(574,029,994)
Net capital		531,354,252
Net capital requirement		250,000
Excess net capital		$ 531,104,252
Net capital in excess of 120% of minimum net capital requirement		$ 531,054,252

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedules included in the Company's unaudited

Highbridge Capital Corporation **Schedule II**
Reconciliation of the Unaudited Form X-17A-5
to the Audited Consolidated Statement of Financial Condition
December 31, 2001
(expressed in United States dollars)

	Unaudited Form X-17A-5	Subsidiaries excluded, reclassifications and eliminations	Audited Consolidated Statement of Financial Condition
Assets:			
Cash	$ -	$ 8,766,383	$ 8,766,383
Interest and dividends receivable	-	32,197,063	32,197,063
Due from clearing brokers	1,342,825,023	887,718,722	2,230,543,745
Securities inventory, at market value:	2,111,140,945	(2,111,140,945)	-
Equities, principally preferred stocks	-	1,878,886,185	1,878,886,185
Debt securities	-	6,162,084,461	6,162,084,461
Options	-	521,309,641	521,309,641
Other	-	2,845,955	2,845,955
Investment in subsidiaries	2,642,836,056	(2,642,836,056)	-
Other assets	18,213,353	(13,365,435)	4,847,918
Total Assets	$ 6,115,015,377	$ 4,726,465,974	$ 10,841,481,351
Liabilities and Shareholders' Equity:			
Interest, dividends and fees payable	$ -	$ 3,997,917	$ 3,997,917
Due to clearing brokers	-	764,771,663	764,771,663
Securities sold but not yet purchased, at market value:	2,249,427,023	(2,249,427,023)	-
Equities, principally common stocks	-	5,723,106,857	5,723,106,857
Debt securities	-	128,783,395	128,783,395
Options	-	355,859,206	355,859,206
Incentive and management fees payable	59,330,551	(29,475,983)	29,854,568
Shareholders' redemptions payable	-	22,491,193	22,491,193
Other liabilities	-	6,358,749	6,358,749
Total Liabilities	2,308,757,574	4,726,465,974	7,035,223,548
Shareholders' equity	3,806,257,803	52,230,441	3,858,488,244
Less: Subscriptions receivable	-	(52,230,441)	(52,230,441)
Total Shareholders' Equity	3,806,257,803	-	3,806,257,803
Total Liabilities and Shareholders' Equity	$ 6,115,015,377	$ 4,726,465,974	$ 10,841,481,351

Highbridge Capital Corporation

Computation for Determination of Reserve Requirements for Broker-Dealers and Information Relating to Possession or Control Requirement Under 15c3-3 of the Securities and Exchange Commission

December 31, 2001

HCC does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

ANDERSEN

To the Board of Directors and Shareholders of
Highbridge Capital Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Highbridge Capital Corporation (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Grand Cayman, Cayman Islands
February 22, 2002